# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BGC Group, Inc., CIK 0001094831
CUSIP: 088929104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 499 PARK AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Stephen M. Merkel, Esq., Cantor Fitzgerald, L.P., 499 Park Avenue, New York, New York (NY), 10022, (212) 610-2200

## Reporting persons
- CANTOR FITZGERALD, L. P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 102,314,198; sole dispositive power 0; shared dispositive power 102,314,198; aggregate amount beneficially owned 102,314,198 (21.9% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 105,286,722; sole dispositive power 0; shared dispositive power 105,286,722; aggregate amount beneficially owned 105,286,722 (22.3% of the class)
- Brandon G. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,813; shared voting power 111,384,474; sole dispositive power 8,813; shared dispositive power 111,384,474; aggregate amount beneficially owned 111,384,474 (23.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: BGC Group, Inc.
Address of issuer's principal executive offices: 499 PARK AVENUE, NEW YORK, New York (NY), 10022
Comment:
This Amendment No. 20A (this "Amendment") amends the Schedule 13D, dated April 1, 2008 (the "Original 13D"), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 ("Amendment No. 1"), Amendment No. 2 to the Original 13D, dated December 1, 2008 ("Amendment No. 2"), Amendment No. 3 to the Original 13D, dated January 30, 2009 ("Amendment No. 3"), Amendment No. 4 to the Original 13D, dated May 7, 2009 ("Amendment No. 4"), Amendment No. 5 to the Original 13D, dated August 3, 2009 ("Amendment No. 5"), Amendment No. 6 to the Original 13D, dated November 3, 2009 ("Amendment No. 6"), Amendment No. 7 to the Original 13D, dated April 1, 2010 ("Amendment No. 7"), Amendment No. 8 to the Original 13D, dated February 17, 2011 ("Amendment No. 8"), Amendment No. 9 to the Original 13D, dated January 16, 2013 ("Amendment No. 9"), Amendment No. 10 to the Original 13D, dated July 2, 2015 ("Amendment No. 10"), Amendment No. 11 to the Original 13D, dated December 23, 2016 ("Amendment No. 11"), Amendment No. 12 to the Original 13D, dated May 25, 2018 ("Amendment No. 12"), Amendment No. 13 to the Original 13D, dated November 23, 2018 ("Amendment No. 13"), Amendment No. 14 to the Original 13D, dated November 16, 2022 ("Amendment No. 14"), Amendment No. 15 to the Original 13D, dated May 26, 2023 ("Amendment No. 15"), Amendment No. 16 to the Original 13D, dated July 12, 2023 ("Amendment No. 16"), Amendment No. 17 to the Original 13D, dated November 21, 2024 ("Amendment No. 17"), Amendment No. 18 to the Original 13D, dated February 19, 2025 ("Amendment No. 18"), and Amendment No. 19 to the Original 13D, dated May 19, 2025 ("Amendment No. 19") filed by Cantor Fitzgerald, L.P., a Delaware limited partnership ("CFLP"), CF Group Management, Inc., a New York corporation ("CFGM") and Mr. Howard W. Lutnick. This Amendment is being filed by CFLP, CFGM and Mr. Brandon G. Lutnick (collectively, the "Reporting Persons"). Except as specifically provided herein, this Amendment No. 20A does not modify any of the information previously reported in the Original 13D as so amended. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, or Amendment No. 19, as the case may be.

Unless otherwise noted, the terms "Class A Common Stock" and "Class B Common Stock" refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of BGC Group, Inc., a Delaware corporation ("BGC Group" or the "Company"), and the term "Common Stock" refers to the Class A Common Stock and the Class B Common Stock, collectively.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

Completion of Howard W. Lutnick Divestiture
In accordance with the transactions detailed below, Mr. Howard W. Lutnick, the U.S. Secretary of Commerce and the Company's former Chief Executive Officer and former Chairman of the Board of Directors of the Company, has completed his previously announced divestiture of his holdings in the Company in connection with his appointment as the U.S. Secretary of Commerce. Mr. Howard W. Lutnick no longer has any voting or dispositive power over any of the securities of the Company, and the Reporting Persons understand that he will file Amendment No. 20B as his final amendment to the Original 13D to reflect his zero ownership.

Acquisition of CFGM Voting Shares by Trusts Controlled by Mr. Brandon G. Lutnick
As previously disclosed in Amendment No. 19, on May 16, 2025, Howard W. Lutnick, in his capacity as trustee of a trust, entered into agreements to sell to trusts controlled by Brandon G. Lutnick (the "Purchaser Trusts") all of the voting shares of CFGM, which is the managing general partner of CFLP. On October 6, 2025, the transactions under such agreements closed. The aggregate purchase price for such sales was $200,000, and was paid using cash on hand at the Purchaser Trusts.

Acquisition of Interests in Tangible Benefits and KBCR by Trusts Controlled by Mr. Brandon G. Lutnick
As previously disclosed in Amendment No. 19, on May 16, 2025, Mr. Howard W. Lutnick, in his capacity as trustee of a trust, entered into an agreement to sell to certain other trusts controlled by Brandon G. Lutnick certain interests, including all outstanding equity interests held by a trust controlled by Howard W. Lutnick in Tangible Benefits, LLC, a Delaware limited liability company ("Tangible Benefits"), and KBCR Management Partners, LLC, a Delaware limited liability company ("KBCR"), both of which hold shares of the Company. On October 6, 2025, the transactions under such agreements closed concurrently with the closing of the sale of the voting shares of CFGM described above. The aggregate purchase price of the interests in KBCR and Tangible Benefits was $13,096,795.70 and was paid using cash on hand at the purchasing trusts.

Acquisition of Class B Common Stock by CFLP
As previously disclosed in Amendment No. 19, on May 16, 2025, Mr. Howard W. Lutnick entered into an agreement to sell to CFLP 8,973,721 shares of Class B Common Stock held directly by him, which represents all of the shares of Class B Common Stock that had been held by him. On October 6, 2025, effective immediately after the closing of the sale of the CFGM voting shares described above, the sale of the 8,973,721 shares of Class B Common Stock closed. The price per share for the sale was $9.2082, which is equal to the 3-day volume weighted average price of the Class A Common Stock on the Nasdaq Global Select Market on May 14, May 15 and May 16, 2025, and was paid using cash on hand at CFLP. The purchase price per share was reduced by $0.032 per share, which was the after-tax portion of any dividends on such shares of Class B Common Stock paid to Mr. Howard W. Lutnick between the date of the purchase and sale agreement and the closing under the agreement, as well as the declared but unpaid dividends on such shares of Class B Common Stock with a record date prior to the closing that were payable to Mr. Howard W. Lutnick.

Following the closing of the transactions described above, Brandon G. Lutnick may be deemed to have beneficial ownership of 75.1% of the total voting power of the outstanding Common Stock of the Company and Howard W. Lutnick no longer has beneficial ownership over such securities.

********
Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to BGC Group and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is based upon an aggregate of 365,871,516 shares of Class A Common Stock outstanding as of October 1, 2025, which, as of the same date, reflects the effect of all exchanges, dispositions, or other transactions reported in the public filings of BGC Group and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 19.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, 102,314,198 shares of Class A Common Stock acquirable upon conversion of 102,314,198 shares of Class B Common Stock held by it. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Brandon G. Lutnick, who controls the trusts that hold all of the voting shares of CFGM and is also the Chairman and Chief Executive Officer of CFGM.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by it, and (ii) 102,314,198 shares of Class A Common Stock beneficially owned by CFLP and referred to above, consisting of 102,314,198 shares of Class A Common Stock acquirable upon conversion of 102,314,198 shares of Class B Common Stock held by CFLP.

Mr. Brandon G. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 8,813 of Class A Common Stock shares held directly. In addition, Mr. Brandon G. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,610,182 shares of Class A Common Stock acquirable upon conversion of 1,610,182 shares of Class B Common Stock held by Tangible Benefits, through Mr. Brandon G. Lutnick's position as manager of Tangible Benefits and as trustee with decision making control of a trust which holds all of the issued and outstanding equity interests of Tangible Benefits;

(b) 102,314,198 shares of Class A Common Stock acquirable upon conversion of 102,314,198 shares of Class B Common Stock held by CFLP and referred to above, and 2,972,524 shares of Class A Common Stock acquirable upon conversion of 2,972,524 shares of Class B Common Stock held by CFGM and referred to above;

(c) 796,850 shares of Class A Common Stock held by various trust accounts for the benefit of the descendants of Mr. Howard Lutnick and his immediate family, through Mr. Brandon G. Lutnick's position as trustee with decision making control;

(d) 530,540 shares of Class A Common Stock held by various trust accounts for the benefit of members of Mr. Howard Lutnick's immediate family, through Mr. Brandon G. Lutnick's position as trustee with decision making control;

(e) 600,938 shares of Class A Common Stock owned of record by KBCR through Mr. Brandon G. Lutnick's position as manager of KBCR and as trustee with decision making control of trusts which hold all of the issued and outstanding equity interests of KBCR;

(f) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock held by KBCR;

(g) 173,035 shares of Class A Common Stock acquirable upon conversion of 173,035 shares of Class B Common Stock held by LFA, LLC, a Delaware limited liability company ("LFA"), through Mr. Brandon G. Lutnick's position as manager of LFA; and

(h) 50,240 shares of Class A Common Stock owned by LFA.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, and (ii) 2,335,967 shares of Class A Common Stock acquirable upon conversion of 2,335,967 shares of Class B Common Stock owned of record by it.

Mr. Kyle S. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 11,873 shares of Class A Comon Stock held directly.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 459,789 shares of Class A Common Stock, comprised of (i) 323,419 shares of Class A Common Stock held by her, (ii) 30,782 shares of Class A Common Stock held in her individual retirement accounts, (iii) 56,394 shares of Class A Common Stock held in her 401(k) account (as of October 1, 2025), (iv) 2,147 shares of Class A Common Stock held in a trust account where she is the sole beneficiary, and (v) 47,047 shares of Class A Common Stock acquirable upon conversion of 47,047 shares of Class B Common Stock held directly. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 186,241 shares of Class A Common Stock, comprised of (i) 39,258 shares of Class A Common Stock held by LFA, and (ii) 146,983 shares of Class A Common Stock acquirable upon conversion of 146,983 shares of Class B Common Stock held by LFA, in each case attributable to her as holder of the majority of the units of LFA.

Mr. Stephen M. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 62,642 shares of Class A Common Stock, comprised of (i) 16,511 shares of Class A Common Stock held directly, and (ii) 46,131 shares of Class A Common Stock held in Mr. Merkel's 401(k) account (as of October 1, 2025). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 6,258 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel's immediate family, of which Mr. Merkel's spouse is the sole trustee.

Mr. Danny Salinas does not beneficially own any shares of Class A Common Stock.

As previously reported, CFLP has pledged to Bank of America, N.A., pursuant to a Put and Pledge Agreement, dated as of June 21, 2017 and as most recently amended and restated effective October 5, 2023 with such modifications thereto as necessary to reflect BGC Group's corporate conversion, 10,000,000 shares of Class A Common Stock in connection with a loan program established for certain employees and partners of CFLP and its affiliates. On November 23, 2018, those shares of Class A Common Stock were converted into 10,000,000 shares of Class B Common Stock and remain pledged in connection with the partner loan program.

Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person Number of Shares
CFLP 102,314,198
CFGM 105,286,722
KBCR 2,936,905
Mr. Merkel 68,900
Ms. Lutnick 646,030
Mr. Brandon G. Lutnick 111,393,287
Mr. Kyle S. Lutnick 11,873
Mr. Salinas 0

Percent of Class A Common Stock:

Person Percentage
CFLP 21.9 %
CFGM 22.3%
KBCR *
Mr. Merkel *
Ms. Lutnick *
Mr. Brandon G. Lutnick 23.4%
Mr. Kyle S. Lutnick *
Mr. Salinas *

* less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person Number of Shares
CFLP 0
CFGM 0
KBCR 0
Mr. Merkel 62,642
Ms. Lutnick 459,789
Mr. Brandon G. Lutnick 8,813
Mr. Kyle S. Lutnick 11,873
Mr. Salinas 0

(ii) shared power to vote or direct the vote:

Person Number of Shares
CFLP 102,314,198
CFGM 105,286,722
Mr. Howard W. Lutnick 0
KBCR 2,936,905
Mr. Merkel 6,258
Ms. Lutnick 186,241
Mr. Brandon G. Lutnick 111,384,474
Mr. Kyle S. Lutnick 0
Mr. Salinas 0

(iii) sole power to dispose or to direct the disposition:

Person Number of Shares

CFLP 0
CFGM 0
KBCR 0
Mr. Merkel 62,642
Ms. Lutnick 459,789
Mr. Brandon G. Lutnick 8,813
Mr. Kyle S. Lutnick 11,873
Mr. Salinas 0

(iv) shared power to dispose of or to direct the disposition:

Person Number of Shares
CFLP 102,314,198
CFGM 105,286,722
KBCR 2,936,905
Mr. Merkel 6,258
Ms. Lutnick 186,241
Mr. Brandon G. Lutnick 111,384,474
Mr. Kyle S. Lutnick 0
Mr. Salinas 0
Transactions in the class effected during the past sixty days: See Item 4 of this Amendment, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the trusts for which Brandon G. Lutnick is the trustee have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel's immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the below information and the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

On May 16, 2025, Brandon G. Lutnick, Kyle S. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, each in their capacity as trustees of the Purchaser Trusts described above and other trusts, KBCR, Tangible Benefits and LFA entered into a voting and transfer agreement relating to securities of the Company held by the trusts and entities, with the voting and transfer provisions of such agreement effective as of October 6, 2025. Such agreement, which is filed herewith as Exhibit 68, is incorporated into this Item 6.

On October 6, 2025, in connection with the completion of the divestiture of his holdings in the Company, Mr. Howard W. Lutnick granted an irrevocable proxy to Mr. Brandon G. Lutnick with respect to the voting of the shares of Common Stock held of record by Mr. Howard W. Lutnick as of the record date for the 2025 annual meeting of the Company's stockholders, authorizing Mr. Brandon Lutnick to votes all such shares in his discretion on all matters that may properly come before such annual meeting. Such proxy, which is filed herewith as Exhibit 75, is incorporated into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 67: Joint Filing Agreement, dated as of October 6, 2025, by and among the Reporting Persons

Exhibit 68: Voting and Transfer Agreement, dated as of May 16, 2025, by and among Brandon G. Lutnick, Kyle S. Lutnick, Casey J. Lutnick, Ryan G. Lutnick, in each case in their capacity as (a) Distribution Trustees and Investment Trustees of the KSL Management Trust, (b) Distribution Trustees and Investment Trustees of the BGL Management Trust, (c) Distribution Trustees and Investment Trustees of the CJL Management Trust, (d) Distribution Trustees and Investment Trustees of the RGL Management Trust, (e) Individual Trustees of the Lutnick 1999 Descendants' Trust, (f) Investment Trustees of the Howard W. Lutnick 2007 Descendants Trust and (g) Investment Trustees of the Lutnick 2020 Descendants Trust; KBCR Management Partners, LLC; Tangible Benefits, LLC; and LFA, LLC.

Exhibit 69: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the BGL Management Trust.

Exhibit 70: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the KSL Management Trust.

Exhibit 71: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the RGL Management Trust.

Exhibit 72: Purchase Agreement, dated as of May 16, 2025, by and between Howard W. Lutnick, as Trustee of the Howard W. Lutnick Revocable Trust, and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Investment Trustees of the CJL Management Trust.

Exhibit 73: Purchase Agreement, dated as of May 16, 2025, by and among Howard W. Lutnick, as Trustee of the HWL Personal Asset Trust and Allison Lutnick; and Kyle S. Lutnick, Brandon G. Lutnick, Casey J. Lutnick, and Ryan G. Lutnick, as Trustees of the Lutnick 1999 Descendants' Trust.

Exhibit 74: Purchase Agreement, dated as of May 16, 2025, by and between Cantor Fitzgerald, L.P. and Howard W. Lutnick.

Exhibit 75: Proxy for Voting Shares Beneficially Owned by Howard W. Lutnick
as of the Record Date of 9/15/2025, dated as of October 6, 2025, granted by Howard L. Lutnick to Brandon G. Lutnick

## Signatures
- CANTOR FITZGERALD, L. P.: /s/ Brandon G. Lutnick, Brandon G. Lutnick/ Chief Executive Officer (10/06/2025)
- CF Group Management, Inc.: /s/ Brandon G. Lutnick, Brandon G. Lutnick/ Chief Executive Officer (10/06/2025)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick / Self (10/06/2025)
Comment: Signature page to Brandon Lutnick BGC Schedule 13D/A re: closing of divestiture